FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Relevant Information dated January 28, 2020

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

RELEVANT INFORMATION

Santander hereby advises that the presentation of the results of Grupo Santander for 2019 will take place tomorrow Wednesday, January 29, 2020. A presentation will be given to analysts via webcast at 10:00 a.m. (Madrid time), followed by a further meeting with the press at 12:00 p.m. (Madrid time).

Both events will take place at the Ciudad Grupo Santander in Boadilla del Monte (Madrid). The presentation to analysts can be followed via the Internet on the corporate website www.santander.com and will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), January 28, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 28, 2020	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer